Exhibit 99.2

Annual General Meeting of Scinai Immunotherapeutics Ltd.

Date: November 21, 2024

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Agenda

		For	Against	Abstain
1.a.	To approve the re-election of Mr. Amir Reichman to the board of directors, to serve until the third annual meeting after the Meeting.	☐	☐	☐
1.b.	To approve the re-election of Dr. Morris Laster to the board of directors, to serve until the third annual meeting after the Meeting.	☐	☐	☐
1.c.	To approve the re-election of Mr. Jay Green to the board of directors, to serve until the third annual meeting after the Meeting.	☐	☐	☐
2.a.	To approve the re-election of Dr. Yael Margolin to the board of directors, to serve until the first annual meeting after the Meeting.	☐	☐	☐
2.b.	To approve the re-election of Mr. Adi Raviv to the board of directors, to serve until the first annual meeting after the Meeting.	☐	☐	☐
3.	To approve an amendment to the Company's Articles of Association to increase the number of authorized ordinary shares.	☐	☐	☐
4.	To approve an amended Compensation Policy for Executive Officers and Directors to make it consistent with NASDAQ listing requirements that provide for the recovery of executive compensation that might be erroneously awarded and to make certain non-material corrections.	☐	☐	☐
5.	To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's auditors, as the Company's auditors for the year 2024 and for an additional period until the next annual meeting.	☐	☐	☐

By executing this proxy card you will be deemed to confirm that you are NOT a Controlling Shareholder and do NOT have a Personal Interest (as such terms are defined in the Proxy Statement) in the approval of Proposal 4. If you are a Controlling Shareholder or have a Personal Interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority, required for approval of Proposal 4), please notify the Company as described on the reverse side of this proxy card.

Authorized Signatures - This section must be completed for your instructions to be executed.

______________________________ Please Sign Here   ______________________ Please Date Above

______________________________ Please Sign Here   ______________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Scinai Immunotherapeutics Ltd. to be held November 21, 2024 For Holders as of October 15, 2024

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received prior to 5:00 p.m. EST on November 15, 2024.

PROXY TABULATOR FOR
SCINAI IMMUNOTHERPEUTICS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

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CLIENT #

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Scinai Immunotherapeutics Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. EST on November 15, 2024) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Scinai Immunotherapeutics Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on October 15, 2024 at the Annual General Meeting of the Shareholders of Scinai Immunotherapeutics Ltd. to be held on November 21, 2024 at 4:00 p.m. (Israeli time), in the offices of Goldfarb, Gross, Seligman & Co., One Azrieli Center, Tel Aviv 6701101, Israel or any postponement or adjournment thereof in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. 3. Scinai Immunotherapeutics Ltd.’s 2024 Annual General Meeting will be held on November 21, 2024. The Proxy Statement are available for viewing on Scinai Immunotherapeutics Ltd.’s website as follows: https://www.scinai.com/shareholders 4. Important Note: By executing this proxy card on the reverse side, the undersigned shareholder will be deemed to confirm that such shareholder is NOT a Controlling Shareholder and does NOT have a Personal Interest (as such terms are defined in the Proxy Statement) in the approval of Proposal 4. If you are a Controlling Shareholder or have a Personal Interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority, required for approval of Proposal 4), please notify the Company’s Chief Financial Officer at uri.benor@scinai.com or by mail to the Company’s offices, c/o Mr. Uri Ben-Or, at Scinai Immunotherapeutics Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001. If your shares are held in “street name” by your broker, bank or other nominee and you are a Controlling Shareholder or have a Personal Interest, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR SCINAI IMMUNOTHERPEUTICS LTD. P.O. Box 8016 CARY, NC 27512-9903